SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          EXCEL SWITCHING CORPORATION
           --------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
   ------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   300905106
                            -----------------------
                                (CUSIP Number)


                               Pamela F. Craven
                      Vice President -- Law and Secretary
                           Lucent Technologies Inc.
                              600 Mountain Avenue
                             Murray Hill, NJ 07974
                                (908) 582-8500
  --------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                AUGUST 17, 1999
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300905106


      1.  Name of Reporting Person:                     Lucent Technologies
                                                                 Inc.

          I.R.S. Identification Number of Above
          Person:                                              22-3408857

      2.  Check the appropriate Box if a Member of               (a)  [ ]
          a Group
                                                                 (b)  [X]

      3.  SEC Use Only

      4.  Source of Funds:                                          00

      5.  Check Box if Disclosure of Legal
          Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                        [ ]

      6.  Citizenship or Place of Organization:                  Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

      7.  Sole Voting Power:                                       None

      8.  Shared Voting Power:                                   27,213,150

      9.  Sole Dispositive Power:                                  None

     10.  Shared Dispositive Power:                                None

     11.  Aggregate Amount Beneficially Owned by
          Each Reporting Person:                                 27,213,150

     12.  Check Box if the Aggregate Amount in
          Row (11) Excludes Certain Shares:                         [ ]

     13.  Percent of Class Represented by Amount
          in Row (11):                                             73.6%

     14.  Type of Reporting Person:                                 CO



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


Item 1. Security and Issuer.

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share ("Excel Common Stock"), of Excel Switching Corporation, a Massachusetts corporation ("Excel"). The address of the principal executive offices of Excel is 255 Independence Drive, Hyannis, MA 02601.

Item 2. Identity and Background.

          Lucent Technologies Inc. ("Lucent") is a Delaware corporation with its principal office and business at 600 Mountain Avenue, Murray Hill, NJ 07974. Lucent designs, builds and delivers a wide range of private and public networks, communication systems and software, business telephone systems and microelectronic components.

          The attached Schedule I is a list of the directors and executive officers of Lucent which contains the following information with respect to each such person:

          (a) name;

          (b) business address;

          (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (d) citizenship.

          During the last five years, neither Lucent nor, to the best of Lucent's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          Pursuant to the Stockholders Agreement dated as of August 17, 1999 (the "Stockholders Agreement"), among Lucent and certain stockholders of Excel as set forth on Schedule A thereto (collectively, the "Significant Stockholders"), Lucent may be deemed to be the beneficial owner of 27,213,150 shares of Excel Common Stock. See the response to Item 5. The Significant Stockholders entered into the Stockholders Agreement to induce Lucent to enter into the Agreement and Plan of Merger dated as of August 17, 1999 (the "Merger Agreement"), among Lucent, Dallas Merger Inc., a Massachusetts corporation and wholly owned subsidiary of Lucent ("Sub"), and Excel.

          The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.

Item 4. Purpose of Transaction.

          The Stockholders Agreement was entered into as a condition to the willingness of Lucent to enter into the Merger Agreement and to increase the likelihood that the approval of Excel's stockholders required in connection with the merger of Sub with and into Excel (the "Merger") pursuant to the terms of the Merger Agreement will be obtained. In the Merger, Excel will continue as the surviving corporation ("Surviving Corporation") and as a wholly owned subsidiary of Lucent.

          In addition to providing for the Merger, the Merger Agreement restricts Excel from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), selling certain assets, changing its capitalization (including by purchasing any of its capital stock or by issuing any capital stock or other voting securities), amending its restated articles of organization or by-laws, paying dividends, incurring indebtedness, making loans or advances to other persons, making certain acquisitions and making certain capital expenditures, and otherwise requires Excel to operate in the ordinary course of business. The restrictions described in this paragraph are subject to certain exceptions.

          Pursuant to the Merger Agreement, in connection with the Merger the directors of Sub immediately prior to the effective time of the Merger (the "Effective Time") will be the directors of the Surviving Corporation. Pursuant to the Merger Agreement, in connection with the Merger the restated articles of organization of Excel will be amended so that Article IV reads in its entirety as follows: "The total number of shares of all classes of stock which the corporation shall have authority to issue is 200,000 shares of common stock, par value $1.00 per share." Such restated articles of organization, as amended, of Excel will be the articles of organization of the Surviving Corporation.

          In connection with the Merger, it is expected that Excel Common Stock will be delisted from the NASDAQ National Market System and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

          The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.

Item 5. Interest in Securities of the Issuer.

          As of August 17, 1999, 27,213,150 shares of Excel Common Stock were subject to the Stockholders Agreement. Such shares represented approximately 73.6% of Excel Common Stock issued and outstanding as of August 17, 1999.

          Under the terms of the Stockholders Agreement, the Significant Stockholders have agreed, among other things, (i) to vote (or cause to be voted) their respective shares of Excel Common Stock in favor of (a) the

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



approval and adoption of the Merger Agreement, (b) the approval of the Merger and (c) the approval of the other transactions contemplated by the Merger Agreement, (ii) subject to certain exceptions, not to sell, transfer, pledge, assign or otherwise dispose of any of such shares or enter into any arrangement with respect to the sale, transfer, pledge, assignment or other disposition of such shares, and (iii) not to grant any proxy or authorization with respect to such shares. Accordingly, pursuant to the Stockholders Agreement, Lucent may be deemed to have acquired shared voting power with respect to the Excel Common Stock subject to the Stockholders Agreement.

          The descriptions of the Merger Agreement and the Stockholders Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information set forth under Items 3, 4 and 5 above are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

        Exhibit 1: Agreement and Plan of Merger dated as of August 17, 1999, among Lucent, Sub and Excel.

        Exhibit 2:   Stockholders Agreement dated as of
                     August 17, 1999, among Lucent and the Significant Stockholders.


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



                                  (Signature)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 1999

                                   LUCENT TECHNOLOGIES INC.

                                   By:
                                         /s/  Pamela F. Craven
                                        ------------------------------
                                        Name:  Pamela F. Craven
                                        Title: Vice President -- Law
                                               and Secretary



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



                                                                    SCHEDULE I

                      Name, business address and present
                     principal occupation or employment of
                    the directors and executive officers of
                           Lucent Technologies Inc.
           --------------------------------------------------------

         Unless otherwise indicated, the business address of each director and executive officer is 600 Mountain Avenue, Murray Hill, New Jersey 07974.


    Name, Business Address             Principal Occupation               Citizenship

Paul A. Allaire                        Chairman of the Board of          United States of
    Xerox Corporation                  Xerox Corporation.  Director,     America
    800 Long Ridge Road                Sara Lee Corp.; SmithKline
    P.O. Box 1600                      Beecham p.l.c.; J.P. Morgan
    Stamford, CT 06904                 & Co., Inc.; Priceline.com
                                       Incorporated

Carla A. Hills                         Chairman of the Board and         United States of
    Hills & Company                    Chief Executive Officer of        America
    1200 Nineteenth St., N.W.          Hills & Company.  Director,
    Washington, DC 20036               American International
                                       Group, Inc.; Chevron Corp;
                                       Time Warner Inc.

Drew Lewis                             Director, Aegis                   United States of
    Box 70                             Communications Group.,            America
    Lederach, PA 19450                 Inc.; American Express
                                       Company; FPL Group, Inc.;
                                       Gannett Co., Inc.; Millennium
                                       Bank; Union Pacific
                                       Resources Group Inc.

Richard A. McGinn                      Chairman of the Board and         United States of
                                       Chief Executive Officer of        America
                                       Lucent.  Director, Oracle
                                       Corporation; American
                                       Express Company

Paul H. O'Neill                        Chairman of the Board of          United States of
    ALCOA                              Alcoa Inc.; Chairman of the       America
    201 Isabella Street                Rand Corporation.  Director,
    Pittsburgh, PA 15212-5858          Eastman Kodak Company;
                                       the National Association of
                                       Securities Dealers, Inc.; the
                                       Gerald R. Ford Foundation;
                                       Manpower Demonstration
                                       Research Corporation

Donald S. Perkins                      Director, Aon Corp.; LaSalle      United States of
    One First National Plaza           Hotel Properties; Nanophase       America
    21 South Clark Street              Technologies Corporation
    Chicago, IL 60603-2006


                                       8




    Name, Business Address             Principal Occupation           Citizenship

Donald K. Peterson                     Executive Vice President and      United States of
                                       Chief Financial Officer of        America
                                       Lucent

Richard J. Rawson                      Senior Vice President and         United States of
                                       General Counsel of Lucent         America

Patricia F. Russo                      Executive Vice President          United States of
                                       Strategy, Business                America
                                       Development and Corporate
                                       Operations of Lucent

Henry B. Schacht                       Director and Senior Advisor       United States of
    E.M. Warburg, Pincus & Co., LLC    of E.M. Warburg, Pincus &         America
    466 Lexington Avenue               Co., LLC.  Director, The
    New York, NY 10017                 Chase Manhattan
                                       Corporation and The Chase
                                       Manhattan Bank, N.A.; Alcoa
                                       Inc.; Cummins Engine
                                       Company, Inc.; Johnson &
                                       Johnson; Knoll, Inc.; The
                                       New York Times Company

Daniel C. Stanzione                    Executive Vice President and      United States of
                                       Chief Operating Officer of        America
                                       Lucent and President,
                                       Broadband Networks Group
                                       of Lucent and Bell
                                       Laboratories

Franklin A. Thomas                     Consultant to the TFF Study       United States of
    TFF Study Group                    Group.  Director, Alcoa Inc.;     America
    Fuller Building                    Citigroup N.A.; Cummins
    595 Madison Avenue                 Engine Company, Inc.;
    New York, NY 10022                 PepsiCo, Inc.

Ben J. M. Verwaayen                    Executive Vice President and      The
                                       Chief Operating Officer of        Netherlands
                                       Lucent

John A. Young                          Vice Chairman of Novell, Inc.     United States of
    Hewlett-Packard Co.                Director, Wells Fargo Bank,       America
    3200 Hillview Avenue               Wells Fargo & Co.; Chevron
    Palo Alto, CA 94304                Corp.; International
                                       Integration Incorporated;
                                       SmithKline Beecham p.l.c.;
                                       Affymetrix, Inc.; Novell, Inc.



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